SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
 (Amendment No. 2)

B.H.I.T. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05550A 10 0

(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9thStreet, 20thFloor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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1	name of reporting person i.r.s. identification no. of above person (entities only) Paul S. Dennis
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions)
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 5,647,917(1)
	8	shared voting power
	9	sole dispositive power 5,647,917 (1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 5,647,917 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 17.6%
14	type of reporting person (see instructions) IN

(1) Includes Series A 10% convertible debentures currently convertible into 2.0 million shares of common stock and 916,667 shares of common stock owned by Paul S. Dennis, Trustee under the Paul S. Dennis Trust Agreement dated August 9, 1983, as Modified, and 500,000 options to purchase shares of common stock that are currently exercisable.

CUSIP No. 05550A 10 0	Page 3 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) The Paul S. Dennis Trust Agreement Dated August 9, 1983, as Modified
2	check the appropriate box if a member of a group* (a) ☒ (see instructions) (b) ☐
3	sec use only
4	source of funds (see instructions) WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[__]
6	citizenship or place of organization Florida
number of shares beneficially owned by each reporting person with	7	sole voting power 2,916,667(1)
	8	shared voting power
	9	sole dispositive power 2,916,667 (1)
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 2,916,667 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)☐
13	percent of class represented by amount in row (11) 9.2%
14	type of reporting person (see instructions) OO

(1) Includes Series A 10% convertible debentures currently convertible into 2.0 million shares of common stock.

CUSIP No. 05550A 10 0	Page 4 of 7

Introduction.

This Amendment No. 2 to Schedule 13D is filed by Paul S. Dennis and The Paul S. Dennis Trust Agreement dated August 9, 1983, as Modified, relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”).

Item 2.                      Identity and Background.

Item 2 is amended and supplemented as follows:

(a)         Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Paul S. Dennis and The Paul S. Dennis Trust Agreement dated August 9, 1983, as Modified (the “Trust”), for the purpose of reporting acquisitions of shares of Common Stock by the Trust.  Mr. Dennis is trustee of the Trust.

(b)         The address of Mr. Dennis and the Trust is 16330 Vintage Oaks Lane, Delray Beach, Florida 33484.

(c)         The principal business of the Trust is to hold investments.

(d)         Negative with respect to the Trust.

(e)         Negative with respect to the Trust.

(f)         The Trust is organized under the laws of the State of Florida.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common Stock reported in Item 5(c) as having been acquired by the Trust pursuant to Mr. Dennis’ option exercise were acquired for the aggregate purchase price of $37,500 with working capital of the Trust.  The shares of Common Stock reported in Item 5(c) as having been acquired by the Trust were acquired for the aggregate purchase price of $76,666.70 with working capital of the Trust.

Item 4.                      Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The Trust acquired the shares of Common Stock for investment.  Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, the Trust does not currently have plans or proposals that relate to or would result in any of the following:

(1)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

CUSIP No. 05550A 10 0	Page 5 of 7

(2)         the sale or transfer of a material amount of assets of the Company;

(3)         a change in the present board of directors or management of the Company;

(4)         a material change in the present capitalization or dividend policy of the Company;

(5)         a material change in the business or corporate structure of the Company;

(6)         a change to the certificate of incorporation, as amended, or bylaws, as amended, of the Company, or an impediment to the acquisition of control of the Company by any person;

(7)         the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Common Stock;

(8)         a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(9)         any action similar to any of those enumerated in (1) through (8) above.

The Trust reserves the right to modify its plans and proposals described in this Item 4 and to acquire additional shares of Common Stock or dispose of shares of Common Stock from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Trust may formulate plans and proposals that may result in the occurrence of an event set forth in (1) through (9) above or in Item 4 of Schedule 13D.

Item 5.                           Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are amended and supplemented as follows:

(a)         Based solely on information provided by the Company, there are currently 29,671,385 shares of Common Stock outstanding.  Mr. Dennis beneficially owns 5,647,917 shares of Common Stock, including Series A 10% convertible debentures currently convertible into 2.0 million shares of Common Stock and 250,000 shares of Common Stock owned by the Trust and 500,000 options to purchase shares of Common Stock that are currently exercisable, or 17.6% of the Company’s outstanding Common Stock, assuming exercise of the options held by Mr. Dennis and conversion of the debentures owned by the Trust.  The Trust owns 2,916,667 shares of Common Stock, including Series A 10% convertible debentures currently convertible into 2.0 million shares of Common Stock, or 9.2% of the Company’s outstanding Common Stock, assuming conversion of the debentures owned by the Trust.

(b)         Mr. Dennis, as trustee of the Trust, has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the shares of Common Stock owned by the Trust.

(c)         On November 2, 2009, Mr. Dennis exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.15 per share.  The shares of Common Stock purchased by Mr. Dennis pursuant to the option exercise were issued to the Trust.  On November 10, 2009, the Trust purchased 666,667 shares of Common Stock in a private transaction at a price of $0.115 per share, or an aggregate purchase price of $76,666.70.  Mr. Dennis and the Trust have not effected any other transactions in the Company’s Common Stock in the past 60 days.

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Item 7.                  Material to be Filed as Exhibits.

7.1          Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2009	/s/ Paul S. Dennis
Paul S. Dennis, Individually

The Paul S. Dennis Trust Agreement Dated August 9, 1983, as Modified

/s/ Paul S. Dennis
Paul S. Dennis, Trustee

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement